

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 26, 2018

Tadas Dabasinskas
Principal Executive Officer
Apex Resources Inc
Alytaus g. 100
Varėna, Lithuania

> **Re:** **Apex Resources Inc**
> **Post-Effective Amendment to Form S-1**
> **Filed February 13, 2018**
>
> **Amendment No. 2 to Form 10-K for the Fiscal Year Ended June 30, 2017**
> **Filed February 13, 2018**
> **File No. 333-207109**

Dear Mr. Dabasinskas:

We have reviewed your amended registration statement and your February 13, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

With respect to your post-effective amendment, we have limited our review to the issues we have addressed in our comments. Please respond to this letter by amending your registration statement and providing the requested information. With respect to your amended Form 10-K for the fiscal year ended June 30, 2017, please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 10, 2018 letter.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended June 30, 2017

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page 21

1. We note your response to comment 8. Based on the disclosures within this audit opinion and the revisions you made to Item 9A, it appears your internal controls over financial reporting ("ICFR") were audited by your independent registered public accountant as of June 30, 2017. Please confirm to us that Kirtane & Pandit LLP audited your ICFR as of June 30, 2017. If so, please address the following:

    - Please revise your disclosures within Item 9A of your Form 10-K to include the statement required by Item 308(a)(4) of Regulation S-K.

    - Please revise your Form 10-K to include in an appropriate location the attestation report of your registered public accounting firm regarding the effectiveness of your ICFR. Refer to Item 308(b) of Regulation S-K and the guidance in paragraphs 85-88 of the PCAOB's Auditing Standard 2201.

    - We note that your audit opinion currently states that the auditors' report on internal control over financial reporting is dated June 30, 2017. Please revise this disclosure within your audit opinion, and if necessary also revise your auditor's report regarding the effectiveness of your ICFR, to comply with paragraph 89 of the PCAOB's Auditing Standard 2201.

    - Given the material weaknesses in your ICFR that are disclosed under Item 9A of your Form 10-K, please ensure your auditor's report regarding the effectiveness of your ICFR expresses an adverse opinion, and revise the disclosure in your audit opinion that currently states your auditor expressed an unqualified opinion on your ICFR. Refer to paragraphs 90-92 of the PCAOB's Auditing Standard 2201.

    Please make conforming changes to the disclosures in your post-effective amendment filed February 13, 2018, as applicable, including the risk factor disclosure on page 12.

Notes to the Audited Financial Statements

Note 3: Going Concern, page 29

2. We note your revision in response to comment 10. As previously requested, please revise your disclosure to clearly state there is substantial doubt about your ability to continue as a going concern within one year after the date that the financial statements were issued. Similarly, revise your notes to the interim financial statements to address this

issue. Please apply this comment to the disclosures in your post-effective amendment filed February 13, 2018.

Item 9A. Controls and Procedures, page 32

3. Based on your response to comments 8, 9 and 10, it does not appear that all material information required to be included in your Form 10-K was reported within the time periods specified by us. As such, please revise your disclosure to state that your disclosure controls and procedures were ineffective as of June 30, 2017.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products